SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of January 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Trading halt for the Convertible Bonds and the Senior Notes from February 1, 2018

Paris, France – 25 January 2018

The safeguard plan approved by the Commercial Court of Paris on December 1, 2017 provides that the claims of Convertible Bondholders registered (inscription en compte) on the last day of subscription period of the share capital increase with preferential subscription rights (the “Reference Date”), i.e., according to the current tentative schedule, February 2, 2018, will be equitized into CGG’s shares (except for an aggregate amount of approximately €4.46 million which will be paid in cash to such holders pro rata to the amount of their respective claims). Such equitization will be carried out by way of a share capital increase in favor of the abovementioned Convertible Bondholders at a subscription price of €10.26 per new share.

Similarly, the claims of Senior Noteholders registered (inscription en compte) on the Reference Date will be equitized into CGG’s shares (except for an amount of $86 million which will be paid in new second lien secured senior notes on a pro rata basis or in cash over a ten-year period). Such equitization will be carried out (i) through a share capital increase in favor of the Senior Noteholders mentioned above, at a subscription price of €3.12 per new share and (ii) as the case may be, through the backstop of the share capital increase with preferential subscription rights by the Senior Noteholders, by way of set-off of claims.

In addition, the safeguard plan provides that the Convertible Bonds and the Senior Notes may not be sold or transferred from the Reference Date until the date of settlement and delivery of the shares resulting from the equitization of the respective claims under the Convertible Bonds and the Senior Notes.

In this regard, requests will be filed with:

•	Euronext Paris for a trading halt on the Convertible Bonds 2019 (ISIN: FR 0011357664) and the Convertible Bonds 2020 (ISIN: FR 0012739548), and

•	the Luxembourg Stock Exchange for a trading halt on the Senior Notes on the Euro MTF market, from the opening of the market on February 1, 2018 until the close of the market on February 21, 2018, which, according to the tentative schedule, is the date of settlement and delivery of the various issuances provided for in the safeguard plan.

If the settlement and delivery occur, the trading of Convertible Bonds 2019 and Convertible Bonds 2020 on Euronext Paris and the trading of Senior Notes on the Euro MTF market will not resume.

Convertible Bondholders and Senior Noteholders are advised to contact their financial intermediaries (if the latter have not already done so) to complete the necessary formalities so that the shares resulting from the equitization of their Convertible Bonds and Senior Notes, respectively can be delivered.

For the purpose of this press release:

“Senior Notes” means, together, (i) the 5.875% senior notes due 2020 issued by CGG on April 23, 2014 (ISIN: XS1061175607 / XS1061175862), (ii) the 6.5% senior notes due 2021 issued by CGG on May 31, 2011, January 20, 2017 and March 13, 2017 (ISIN: US204384AB76 / USF1704UAD66), and (iii) the 6.875% senior notes due 2022, issued by CGG on May 1, 2014 (ISIN: USF1704UAC83 / US12531TAB52); and

“Convertible Bonds” means, together, (i) the 1.75% convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) due 2020 issued by CGG on June 26, 2015 (the “Convertible Bonds 2020”), and (ii) the 1.25% convertible bonds (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) due 2019 issued by CGG on November 20, 2012 (the “Convertible Bonds 2019”).

Disclaimer

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any such state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 25th, 2018	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer